Exhibit 21.1
Subsidiaries of Luminar Technologies, Inc.

Name of Subsidiary	Jurisdiction of Organization
Luminar, LLC	Delaware
Luminar Semiconductor, Inc.	Delaware
BFE Acquisition Sub II, LLC (dba Black Forest Engineering)	Delaware
OptoGration, Inc.	Delaware
Freedom Photonics, LLC	California
Condor Acquisition Sub I, Inc.	Delaware
Condor Acquisition Sub II, Inc.	Delaware
Luminar Limited	Cayman Islands
Luminar Technologies (Shanghai) Co., Ltd.	China
Luminar GmbH	Germany
Luminar Hong Kong Limited	Hong Kong
Luminar Technology Services (India) Private Limited	India
Luminar LTC Israel Ltd.	Israel
Luminartech Mexico, S. DE R.L. DE C.V.	Mexico
Luminar Sweden AB	Sweden